TC 9/3

BB 8/28



03053206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
AUG 27 2003
516

SEC FILE NUMBER
8-15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENNALUNA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 SHERMAN AVENUE, SUITE 203
(No. and Street)

COEUR D'ALENE	IDAHO	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD B. NICKLAS (208)667-7472
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & CO., P.A.
(Name — *if individual, state last, first, middle name*)

1121 MULLAN AVENUE	COEUR D'ALENE	IDAHO	83814
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, 19X 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


RHONDA L SCHULTZ
NOTARY
PUBLIC
STATE OF IDAHO

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2003

PENNALUNA & COMPANY

TABLE OF CONTENTS
JUNE 30, 2003

FINANCIAL STATEMENTS



Magnuson, McHugh & Company, P.A.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Co., P.A.

July 23, 2003

1121 Mullan Avenue • PO Box 2260 • Coeur d'Alene, ID 83816-2260 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 93,164
Accounts receivable	137,763
Income taxes receivable	2,167
Prepaid expenses	4,368
Employee advances	500
Inventory	133,611
Current portion of deferred tax asset	3,619
Total current assets	375,192
PROPERTY AND EQUIPMENT:	
Furniture and equipment	104,179
Less accumulated depreciation	(82,896)
Total property and equipment	21,283
OTHER ASSETS:	
Security deposit	500
Investments not readily marketable	6,300
Goodwill, net of amortization	22,250
Long-term portion of deferred tax asset	7,913
Total other assets	36,963
Total assets	$ 433,438

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 76,678
Income taxes payable	20
Securities sold, not yet purchased	28,417
Total current liabilities	105,115
SHAREHOLDERS' EQUITY:	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 43,882 are issued	43,882
Additional paid in capital	178,615
Retained earnings	121,826
Less: Treasury stock - 800 shares at cost	(16,000)
Total shareholders' equity	328,323
Total liabilities and shareholders' equity	$ 433,438

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the year ended June 30, 2003

INCOME:	
Commissions and trading profits	$ 1,512,171
EXPENSES:	
Salaries	948,873
Trading expenses	235,709
Quote service	111,723
Payroll taxes	62,634
Telephone, fax, and internet service	25,676
Insurance	28,126
Rent, lights, water, and garbage	22,031
Advertising and promotion	14,730
Depreciation and amortization	9,197
Office expense	8,496
Compliance and registration	10,851
Professional fees	9,793
Postage	8,456
Maintenance and repairs	4,067
Subscriptions and dues	2,823
Travel and entertainment	3,936
Taxes and licenses	722
Continuing education	505
Total expenses	1,508,348
NET INCOME FROM OPERATIONS	3,823
OTHER INCOME:	
Interest income	4,709
Miscellaneous income	21,330
NET INCOME BEFORE INCOME TAXES	29,862
INCOME TAX BENEFIT (EXPENSE)	
Current	(5,154)
Deferred	1,696
NET INCOME	$ 26,404

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended June 30, 2003

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 40,982	$ 139,855	$ (15,540)	$ 137,230
Adjustment for understatement of payroll liabilties, net of $2,167 tax benefit				(46,948)
Adjustment for understatement of tax benefit related to net operating loss				26,681
BALANCES, at July 1, 2002 - as restated	40,982	139,855	(15,540)	116,963
NET INCOME				26,404
OTHER CURRENT YEAR CHANGES:				
Stock issued	2,123	39,537		
Treasury stock purchased			(16,000)	
Treasury stock reissued			15,540	
Dividends issued				(21,541)
Adjustment	777	(777)		
BALANCES, at June 30, 2003	$ 43,882	$ 178,615	$ (16,000)	$ 121,826

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the year ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 26,404
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,747
Amortization	450
Change in deferred tax provision	3,438
Changes in operating assets and liabilities:	
Decrease in accounts receivable	21,290
(Increase) in taxes receivable	(6,535)
Decrease in taxes receivable related to prior period	2,167
Tax refund received relating to prior period	26,681
(Increase) in inventory	(68,062)
Increase in accounts payable	27,575
Net cash provided by operating activities	42,155
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(6,863)
Net cash (used) by investing activities	(6,863)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(21,541)
Proceeds of stock issuance	57,200
Purchase of treasury stock	(16,000)
Net cash provided by financing activities	19,659
NET INCREASE IN CASH	54,951
CASH, beginning of year	38,213
CASH, end of year	$ 93,164

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 30

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a 3rd party clearing house, FISERV Securities, Inc., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets on the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts on the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through FISERV Securities, Inc.

Accounting for Long-lived Assets – In accordance with the provisions of Statement of Financial Accounting Standards No. 121, *Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of*, management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Inventory – Inventory, which consists primarily of publicly traded stocks held for resale, is valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized gains of $58,853 are included in income for the year ended June 30, 2003. Inventory is in the physical custody of FISERV Securities, Inc.

Advertising costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(Continued)

Pennaluna & Company

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 2: RETAINED EARNINGS RESTATEMENT

In prior years, the Company began the practice of paying broker commissions in the month following the month earned; therefore, an accrual is necessary. The restatement decreased retained earnings by $46,948, net of the related $2,167 tax benefit. Had the related commission salary expense been included in the years in which they were incurred, net income for the years ending June 30, 2001 and June 30, 2002 would have been lowered by $30,469 and $18,646, respectively.

The Company carried back portions of federal net operating losses of $62,008 and state net operating losses of $61,208 from operations for the year ended June 30, 2002, resulting in a current year tax benefit of $26,681.

NOTE 3: INCOME TAXES

Current tax expense is calculated at 15% on taxable income of $34,226 prior to the application of net operating loss carryforwards.

The Company has federal net operating losses of $197,017 and state net operating losses of $176,824 available to offset future tax liabilities. The federal net operating losses may be applied at the rate of $15,863 per year, and the state net operating losses applied at $11,163 per year. A deferred tax asset has been recorded to recognize the future benefit of the net operating loss carry-forwards, net of valuation allowance to reflect that some net operating losses will expire before they can be utilized. The Company has also recognized a deferred tax liability for the difference in depreciation expense taken for financial statement and tax return purposes. As of June 30, 2003, the deferred tax asset was $44,813 and the valuation allowance was $33,280, for a net deferred tax asset of $11,533. The provision for income tax and the related liability accounts at June 30, 2003 are summarized as follows:

INCOME TAX ASSETS:	
Deferred tax asset:	
Short-term	$ 3,619
Long-term	7,913
	$11,533
INCOME TAX BENEFIT:	
Current expense	$ 5,154
Current income tax expense	$ 5,154
Deferred tax benefit	$ (1,696)

NOTE 4: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2003 was $4,368.

(Continued)

NOTE 5: CONTINGENT LIABILITY

The NASD conducted a compliance audit in November 2001 and notified the Company of minor deficiencies related to mark-ups on particular stock trades. Further, in June 2003, the NASD informed the Company by phone of planned regulatory action and offered to propose a "Letter of Acceptance, Waiver and Consent", which would settle the findings for $21,000. Management has the right to refuse to accept the settlement terms and plans to do so. The Company plans to vigorously fight this action and believes that the loss, if any, resulting from the regulatory action will not have a material impact on the Company's financial position, results of operations, or cash flows in future years.

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2003

COMPUTATION OF NET CAPITAL:

Total equity		$ 328,323
Deduct:	Total non-allowable assets	(64,732)
	Haircuts	(39,905)
NET CAPITAL		$ 223,686

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per FOCUS report		$ 285,747
Adjustments:	Prior period adjustment	(49,115)
	Correction of payroll expense	(12,957)
	Correction of office expense	31
	Recognition of income tax expense	(20)
NET CAPITAL, per above		$ 223,686

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or 6.67% of aggregate indebtedness. For the year ended June 30, 2003, the minimum is $100,000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2003

STATEMENT OF FINANCIAL CONDITION:

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 92,964	$ 200	$ 93,164
A/R - clearance account	137,763		137,763
Securities inventory	133,611		133,611
Taxes receivable		2,167	2,167
Prepaid expenses	4,368		4,368
Investments not readily marketable		6,300	6,300
Due from employees		500	500
Furniture and equipment - net		21,283	21,283
Deposit		500	500
Intangibles - net		22,250	22,250
Deferred tax asset		11,532	11,532
TOTAL ASSETS	$ 368,706	$ 64,732	$ 433,438

LIABILITIES	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
Accrued expenses	$ 76,698	$ 28,417	$ 105,115
TOTAL LIABILITIES	$ 76,698	$ 28,417	105,115
EQUITY			
Common stock			43,882
Additional paid-in-capital			178,615
Retained earnings			121,826
Treasury stock			(16,000)
TOTAL EQUITY			328,323
TOTAL LIABILITIES & EQUITY			$ 433,438

SCHEDULE OF HAIRCUTS:

	Market Value of Securities	Haircut Percentage	Haircut
	$ 110,100	15%	$ 16,515
	424	40%	169
	23,087	100%	23,087
	$ 133,611		39,771
Additional haircut due to short positions in excess of 25% of long positions			134
Total haircuts			$ 39,905

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.



Magnuson, McHugh & Company, P.A.

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Pennaluna & Company (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

[illegible] • PO Box 2260 • Coeur d'Alene, ID 83816-2260 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3 (Concluded)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Magnuson, McHugh & Co., P.A.

July 23, 2003